June 30, 2006

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Amy C. Bruckner, Staff Accountant
Division of Corporation Finance

Re:	Comment Letter Dated June 8, 2006 Genentech, Inc. Form 10-K for the year ended December 31, 2005 File No. 001-09813

Ladies and Gentlemen:

We refer to Mr. Rosenberg’s letter dated June 8, 2006 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2005 of Genentech, Inc. (the “Company”). As communicated to Amy Bruckner, the Company has determined that it needs an additional week to respond to the Staff’s comments and now intends to respond to the Staff’s comments by July 7, 2006.

If you have any questions, regarding this letter please do not hesitate to contact me at (650) 467-9898. If you have any questions about the Company’s response, please do not hesitate to call John Whiting, Vice President, Finance and Chief Accounting Officer at Genentech at (650) 225-3508.

Sincerely yours,

Genentech, Inc.

/s/ IRMA VILLARREAL
Irma Villarreal
Section Counsel

cc: John Whiting
   Katharine A. Martin (WSGR)